Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

OVERSEAS REGULATORY ANNOUNCEMENT

Melco Crown (Philippines) Resorts Corporation Provides

Disclosure under the Rules of the Philippine Stock Exchange

Melco Crown Entertainment Limited (SEHK: 6883)(NASDAQ: MPEL)(“Melco Crown Entertainment” or the “Company”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has provided disclosure under the rules of the PSE.

Macau, June 18, 2014

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

DISCLOSURE

As disclosed by Melco Crown (Philippines) Resorts Corporation (the “Corporation”) on June 18, 2014, the Corporation’s Board of Directors approved in a special meeting held on June 17, 2014 a placing and subscription transaction (the “Top Up Placement”). In connection with the Top Up Placement, the Corporation hereby discloses that today, June 18, 2014:

1)	the Corporation’s controlling shareholder, MCE (Philippines) Investments Limited (“MCE Investments”) sold 485,177,000 shares (“Offer Shares”), representing approximately 9.88% of the issued and outstanding shares of the Corporation after the Top Up Placement, at an offer price of Php 11.30 per Offer Share (the “Offer Price”); and

2)	MCE Investments, agreed to subscribe to the same number of shares in the Corporation at the Offer Price, with such new shares to be listed on the Philippine Stock Exchange as soon as practicable.

Attached is the Corporation’s Comprehensive Corporate Disclosure.

COMPREHENSIVE CORPORATE DISCLOSURE

IN CONNECTION WITH A PLACING AND SUBSCRIPTION TRANSACTION

IMPLEMENTED BY

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION

AND MCE (PHILIPPINES) INVESTMENTS LIMITED

The transactions (“Transaction”) as described below are being made pursuant to the approval of the board of directors of Melco Crown (Philippines) Resorts Corporation (“MCP” or the “Corporation”), for the conduct by the Corporation and MCE (Philippines) Investments Limited (“MCE Investments” or the “Selling Shareholder”), the Corporation’s controlling shareholder, of a placing and subscription transaction:

a.	Name of the listed company:

Melco Crown (Philippines) Resorts Corporation

b.	Description of the transaction:

The first part of the Transaction (the “Offer”) consists of the offer and sale of common shares of stock of the Corporation by MCE Investments of a portion of its existing shares in the Corporation to: (a) primarily offshore to investors outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and within the United States to qualified institutional buyers as defined in, and in reliance on Rule 144A under the Securities Act; and (b) to a limited extent, domestically to persons who are “qualified buyers” pursuant to Section 10.1(l) of the Securities Regulation Code (“SRC”).

The second part of the Transaction consists of the concurrent subscription by MCE Investments, and the issuance by the Corporation to MCE Investments, of new shares in the same number and at the same price as the shares sold in the Offer, on the closing date of the Offer. The Corporation shall seek the approval of the Philippine Stock Exchange (“PSE” or “Exchange”) for the listing of such new shares as soon as practicable thereafter.

c.	Name of the related party who will place its existing listed shares to a third party(ies):

MCE (Philippines) Investments Limited

d.	Number and class of shares in the Offer:

To implement the Transaction described above, MCE Investments entered into a placing agreement (the “Placing Agreement”) with Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”) and UBS AG, Hong Kong Branch (“UBS”) (Deutsche Bank and UBS shall collectively be referred to as the “Placing Agents”) on June 18, 2014 in respect of the private placing by MCE Investments of 485,177,000 shares (the “Offer Shares”) in the Corporation at the Offer Price indicated in item (f) below.

e.	Number and class of shares in the Subscription Tranche:

On June 18, 2014, a subscription agreement (the “Subscription Agreement”) was entered into between MCE Investments and the Corporation whereby MCE Investments agreed to subscribe to 485,177,000 new shares in the Corporation (the “Subscription Shares”), which is the same number as the Offer Shares sold by MCE Investments.

f.	Placing price of the shares and the basis for setting such price:

The offer price is Php 11.30 per Offer Share (the “Offer Price”).

The Offer Price of the Offer Shares was determined following the completion of an overnight and accelerated book-building exercise by the Placing Agents.

g.	Subscription price of the shares under the Subscription and terms of payment:

The subscription price for the Subscription Shares is the same as the Offer Price or Php 11.30 per Subscription Share.

h.	Total transaction value:

At the Offer Price, the expected gross proceeds from the sale of the Offer Shares would be approximately Php 5,483 million which will fund the Subscription.

i.	Rationale of the transaction:

The Transaction allows the Corporation to raise capital in a most expeditious and efficient manner with the least cost in order to fund its capital expenditures for the completion of City of Dreams Manila, the integrated hotel, gaming, retail and entertainment resort project in the Bagong Nayong Pilipino - Entertainment City complex (the “Project”).

j.	Total funds to be raised and the proposed use of the proceeds, including a detailed work program:

At the Offer Price, the expected gross proceeds from the sale of the Offer Shares would be approximately Php 5,483 million which will fund the Subscription.

The Corporation intends to use the proceeds of the Subscription (after payment of fees and other expenses relating to the Transaction) (the “Net Proceeds”) to fund the development of the Project, including payments for gaming equipment purchases, fit-out work and other various initial operating costs, such as pre-opening costs and working capital, as well as for general corporate purposes.

The Corporation’s proposed use of the Net Proceeds as described above is based on its current plans and estimates and other factors as of the date of this disclosure. However, the actual allocation of the Net Proceeds by the Corporation will depend on various factors, including the amount of cash generated by the Corporation’s operations, the progress and budget for the development of the Project, the market conditions, the availability of suitable opportunities, the timing of regulatory approvals and other factors, and may differ from the uses described above as the Corporation’s management finds necessary or advisable. To the extent the Corporation does not use the Net Proceeds for the purposes described above, the Corporation intends to use such proceeds for general corporate purposes.

k.	Timetable of the placing and subscription transaction:

The Transaction will close on June 24, 2014, the third trading day after the cross of the shares using the facilities of the Exchange, subject to the fulfillment of all conditions precedent therein.

Upon approval of the PSE of the application for a block sale, the shares will be crossed through the facilities of the Exchange. Settlement of the Offer Shares is anticipated to occur three (3) trading days after such cross (the “Settlement Date”). The issuance of the Subscription Shares by the Corporation pursuant to the Subscription will be made on the Settlement Date. The Corporation shall apply for the listing of the Subscription Shares as soon as practicable.

l.	Applicable regulatory approvals:

The Offer Shares are to be offered and sold: (i) outside the United States in reliance on Regulation S under the Securities Act; (ii) within the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act; and (iii) in the Philippines in transactions that will not require registration under the SRC. Accordingly, the sale of the Offer Shares is exempt from the registration requirements of the SRC and is not and will not be registered with the Philippine Securities and Exchange Commission (“SEC”). However, a notice of exemption from registration will be filed with the SEC on SEC Form 10-1 in reliance of Section 10.1 (I) of the SRC in connection with the sale of the Offer Shares to qualified buyers, as well as for the issuance of the Subscription Shares.

The Corporation intends to secure the approval of the PSE for the listing of the Subscription Shares issued by the Corporation pursuant to the Subscription. No other regulatory approvals are required and will be secured in connection with the capital raising activity of the Corporation as described above.

m.	Table showing the ownership structure of the listed company before and after the placing and subscription transaction indicating the number of shares held and respective percentage ownership of the listed company’s shareholders. Such table must indicate the listed company’s majority and minority shareholders, with the identities of controlling shareholders:

The numbers below reflect an offer size of 485,177,000 shares.

1.	Ownership structure

Name of Shareholder	Before Offer/Subscription		After Offer/Subscription
	Number of Shares Subscribed	Percentage of Ownership	Number of Shares Subscribed	Percentage of Ownership
MCE (Philippines) Investments Limited	3,206,677,096	72.45%	3,206,677,096	65.29%
MCE (Philippines) Investments No. 2 Corporation	173,834,368	3.93%	173,834,368	3.54%
Other Public	1,045,791,836	23.62%	1,530,968,836	31.17%

Total	4,426,303,300	100.00%	4,911,480,300	100.00%

2.	Capital structure

	Before Offer/ Subscription		After Offer/ Subscription
Authorized Capital Stock		5,900,000,000		5,900,000,000
Issued Shares		4,426,303,300		4,911,480,300
Outstanding Shares		4,426,303,300		4,911,480,300
Listed Shares		4,426,303,300		4,911,480,300	[1]
Par Value	Php	1.00	Php	1.00

3.	Public float

The public float will increase from approximately 23.62% to approximately 31.17% (see table above) after Offer/Subscription.

4.	Foreign ownership level

The foreign ownership level will be at approximately 93.49%.

n.	Conditions precedent to closing of the transaction, if any:

Other than the customary conditions on the execution of the Agreements, there are no other conditions precedents to closing of the Transaction.

[1]	Upon approval of the listing application for the Subscription Shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com